Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

November 4, 2021

VIA EDGAR

Mr. Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Meridian Fund, Inc. (the “Registrant”)

File No. 811-04014

Dear Mr. Ellington:

On behalf of the Registrant, and with respect to each of the Meridian Growth Fund, Meridian Contrarian Fund, Meridian Enhanced Equity Fund and Meridian Small Cap Growth Fund (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2021 regarding the Registrant’s filings on Form N-CSR for the reporting period ended June 30, 2021, as well as corresponding disclosures made in the Registrant’s Registration Statement on Form N-1A. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.

Staff Comment: For all preferred stocks listed in the Schedule of Investments, please disclose a dividend rate, if known, as part of the title of the portfolio holding in the Schedule of Investments. See Article 12-12 of Regulation S-X.

Registrant’s Response: Registrant confirms that future shareholder reports will disclose a dividend rate, if known, for all preferred stocks held by the Fund as part of the title of portfolio holding in the Schedule of Investments.

2.	Staff Comment: Please add a footnote to the financial highlights stating that sales loads are not reflected in total return in accordance with Instruction 3(b) to Item 13 of Form N-1A.

Registrant’s Response: Registrant confirms that future shareholder reports will include the requested footnote to the financial highlights.

3.	Staff Comment: For any Funds with open securities lending transactions, please disclose the remaining contractual maturity of such transactions. See Accounting Standards Update (ASU) 2014-11.

U.S. Securities and Exchange Commission

Division of Investment Management

November 4, 2021

Registrant’s Response: Registrant confirms that, where a Fund has open securities lending transactions, Registrant will disclose the remaining contractual maturity of such transactions in future shareholder reports.

4.

Staff Comment: With respect to the Funds’ expense limitations, please confirm and disclose going forward that the ability of the Funds’ investment adviser to recoup amounts waived is limited to the lesser of: (i) the expense cap in place at the time of the waiver, and (ii) the expense cap in place at the time of recapture. Please also ensure the recoupment language is consistent throughout the Funds’ disclosure documents.

Registrant’s Response: Registrant confirms that it will include the requested disclosure in future shareholder reports. Additionally, in connection with Post-Effective Amendment No. 63 to the Registrant’s registration statement on Form N-1A, as filed with the Commission on October 28, 2021 (Accession No. 0001193125-21-311473), Registrant revised certain disclosure regarding the Funds’ expense limitation arrangements, and will in the future conform all statements relating to recoupment arrangements throughout the Funds’ disclosure documents.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Sincerely,

/s/ David Corkins
David Corkins
President

Enclosure

cc:     Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP